BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

William Blair & Company, L.L.C.

150 North Riverside Plaza

Chicago, Illinois 60606

October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tim Buchmiller
Mr. Jeffrey Gabor
Ms. Kristin Lochhead
Ms. Vanessa Robertson
Division of Corporation Finance
Office of Life Sciences

Re: Pyxis Oncology, Inc.

Registration Statement on Form S-1

File No. 333-259627

Acceleration Request

Requested Date: Thursday, October 7, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Pyxis Oncology, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on October 7, 2021, or at such later time as the Company or its outside counsel, Sidley Austin LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,
BOFA SECURITIES, INC.
By:	/s/ Arvind Kush
Authorized Signatory
JEFFERIES LLC
By:	/s/ Dustin Tyner
Authorized Signatory
CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Rebecca Kotkin
Authorized Signatory
WILLIAM BLAIR & COMPANY, L.L.C.
By:	/s/ Steve Maletzky
Authorized Signatory